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                           August 3, 2021

       Saundra Pelletier
       President and Chief Executive Officer
       Evofem Biosciences, Inc.
       12400 High Bluff Drive, Suite 600
       San Diego, CA 92130

                                                        Re: Evofem Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 30, 2021
                                                            File No. 333-258321

       Dear Ms. Pelletier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Melanie Ruthrauff Levy,
Esq.